Exhibit 23.11
CONSENT OF ROY FRANKLIN
I hereby consent to being nominated as a director of the merged company, pursuant to the merger plan between Statoil ASA and Norsk Hydro ASA attached as Appendix A to the circular/prospectus included in Amendment No.2 to Registration Statement No. 333-141445, and to being named as about to become a director of the merged company in such Registration Statement.

/s/ Roy Franklin
Roy Franklin

May 8, 2007